Annual Report

Cover Page

Name of issuer:

vSpatial, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 4/7/2016

Physical address of issuer:

560 S 100 W
Suite 2
Provo UT 84601

Website of issuer:

https://vspatial.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,500,991.00	$2,360,294.00
Cash & Cash Equivalents:	$189,667.00	$865,307.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$13,194.00	$16,785.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($661,090.00)	($361,543.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

vSpatial, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Joel Fontenot	Chief Strategy Officer	vSpatial	2020
Richard Platt	President - vSpatial, Inc.	vSpatial, Inc.	2016
David Tucker	Senior Vice President Business Development	Singlewire Software	2016
Michael Sharp	Vice President Product	LogMeIn	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Richard Platt	President	2016
Richard Platt	CEO	2016
Richard Platt	CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Richard Platt	89134509.0 Common and preferred shares	28.9

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

vSpatial is highly dependent on the success and commercialization of Virtual Reality (VR), Augmented Reality (AR) and Mixed Reality (MR).

vSpatial is creating a new category of collaboration and productivity software called immersive workspaces. While we believe we have early traction in proving the attractiveness of our software, our growth does rely on the general acceptance of VR/AR/MR as a whole.

The development of new products is a complex and lengthy process and may not be completed within anticipated timeframes. vSpatial's future results of operations depend, to a significant extent, on its ability to develop and successfully commercialize new products in a timely manner. The development process is both time consuming and costly and involves a high degree of business risk. For example, vSpatial may:

1) Fail to develop products that are sufficiently exciting to the market.

2) Fail to develop products that meet desired product characteristics.

The company is dependent upon the retention and addition of high-quality employees. vSpatial is dependent upon the continued support and involvement of key management and technical personnel. vSpatial's success and ability to compete is dependent on its continuing ability to identify, attract, hire, train, retain and motivate highly qualified employees with knowledge of the businesses in which vSpatial operates. If any of vSpatial's key personnel were to cease their employment with vSpatial, vSpatial's business may be adversely affected.

As of December 31, 2018, the Company has not commenced revenue generating operations. The Company's activities since inception have consisted of developing the software application, beta-testing the product offering, marketing and efforts to raise funding. Once the Company commences its planned operations, it will incur additional expenses. The Company is dependent upon additional resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans, or failing to profitably operate the business.

vSpatial's current liquidity is limited and we expect additional financing will be required in order to continue to fund the Company. vSpatial is not currently operationally break-even. The Company is funding its operations and R&D from the proceeds of the sale and issuance of our preferred stock pursuant to SEC Regulation D and Regulation CF. As with any company that is not able to fund operations through sales, there is a risk that vSpatial is not able to secure additional or sufficient financing prior to becoming operationally break-even and would run out of cash.

Investment of net proceeds after the offering

vSpatial will have significant flexibility in applying the net proceeds of the Offering. Investors in vSpatial will not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding any investment or business activity undertaken by vSpatial after the Offering. vSpatial may pay operating and other expenses from the net proceeds of this Offering. The Corporation's ability to achieve its investment objectives may be limited to the extent that net proceeds of the Offering, pending full investment, are used to pay expenses rather than to make investments. Furthermore, no assurance can be given that vSpatial will be successful in investing the net proceeds of the Offering in investments or activities that will achieve its business objectives. An investment in the Company is speculative and may result in the loss of an investor's entire investment. Only potential investors who can afford to lose their entire investment should consider an investment in the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	400,000,000	209,977,083	Yes
Preferred Stock	130,000,000	98,403,741	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	Outstanding warrants for 21,833,733 preferred shares
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2017	Regulation D, Rule 506(b)	Preferred stock	$1,250,000	General operations
2/2018	Regulation D, Rule 506(b)	Preferred stock	$1,250,000	General operations
12/2018	Regulation D, Rule 506(b)	Preferred stock	$800,000	General operations
8/2019	Regulation Crowdfunding	Priced Round	$287,626	General operations
12/2019	Regulation D, Rule 506(b)	Preferred stock	$200,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Richard Platt
Amount Invested	$200,000.00
Transaction type	Priced round
Issue date	12/31/18
Relationship	Founder/President

Seed capital in exchange for preferred shares in vSpatial, Inc.

Name	Richard Platt
Amount Invested	$110,000.00
Transaction type	Priced round
Issue date	08/20/19
Relationship	Founder/President

Seed capital in exchange for preferred shares.

Name	Richard Platt
Amount Invested	$200,000.00
Transaction type	Priced round
Issue date	12/31/19
Relationship	Founder/CEO

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

vSpatial, Inc. was incorporated in the State of Delaware in April 2016.

Since then, we have:

- TRACTION: 30,000 users. 4,000 virtual meetings, 107 countries.
- TEAM: Founders are ex-Cisco executives and pioneers in the enterprise collaboration and AR/VR spaces.
- VISION: Help humanity work from anywhere.
- BENEFITS: Reduces: time spent commuting, cost of office space/equipment, and business travel. Enhances your interactions with work and people.
- EXPOSURE: Named by industry analyst Gartner as a vendor for immersive workspaces alongside Facebook, Microsoft, Google, HTC, and Cisco.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,500,991, including $189,667 in cash. As of December 31, 2018, the Company had $2,360,294 in total assets, including $865,307 in cash.
- *Net Loss.* The Company has had net losses of $661,090 and net losses of $361,543 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $13,194 for the fiscal year ended December 31, 2019 and $16,785 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $4,100,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

vSpatial, Inc. cash in hand is $216,492, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $110,000/month, for an average burn rate of $110,000 per month. Our intent is to generate revenue in the second half of fiscal year 2020.

There are no material changes or trends in our finances since the date that our financials cover. We expect our monthly expenses to increase slightly as we conduct a limited initial launch campaign in connection with taking a paid version of vSpatial to market in the early-mid summer.

We expect our monthly expenses to increase slightly as we conduct a limited initial launch campaign in connection with taking a paid version of vSpatial to market in the early-mid summer.

An open round of approximately $200,000 to $400,000 to be filed by Richard Platt. In addition the Company secured a PPP Loan of $191,063 that is expected to be fully forgiven

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.vspatial.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

David Tucker
Joel Fontenot
Michael Sharp
Richard Platt

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- vSpatial Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- David Tucker
- Joel Fontenot
- Michael Sharp
- Richard Platt

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

vSpatial, Inc.

By

Richard Platt

Founder/President/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

David C Tucker

Board Secretary

5/13/2020

Richard B. Platt

CEO

5/13/2020

Joel Fontenot

Chief Strategy Officer and Board Member
5/13/2020

Richard Platt

Founder/President/CEO
5/13/2020

Richard Platt

Founder/President/CEO
5/13/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.